UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C.  20549

                                 ___________________


                                     SCHEDULE 13D
                                    (RULE 13d-101)


                  INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT
                       TO 13d-1(a) AND AMENDMENTS THERETO FILED
                                 PURSUANT TO 13d-2(a)
                               (AMENDMENT NO. __)(1)


                             AMERICAN ELECTROMEDICS CORP.
                             ----------------------------
                                   (Name of Issuer)


                             COMMON STOCK, $.10 PAR VALUE
                             ----------------------------
                            (Title of Class of Securities)


                                     0225569-10 4
                                   ----------------
                                    (CUSIP Number)

                                  THOMAS A. SLAMECKA
                                   305 MOSSY POINTE
                                DULUTH, GEORGIA  30155
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             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)


                                  NOVEMBER 26, 1997
          -----------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                                          Page 1 of 5 Pages
                                                              ---  ---

          ________________________
            (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D


          CUSIP No. 022 5569 10 4                     PAGE  2  OF  5  PAGES
                    -------------                          ---    ---

          -----------------------------------------------------------------
          1      NAME OF REPORTING PERSON
                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Thomas A. Slamecka

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          2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                                    (b) [ ]

          -----------------------------------------------------------------
          3      SEC USE ONLY


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          4      SOURCE OF FUNDS*

                         PF

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          5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(E)                         [ ]

          -----------------------------------------------------------------
          6      CITIZENSHIP OR PLACE OF ORGANIZATION

                         USA

          -----------------------------------------------------------------


          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

          -----------------------------------------------------------------
          NUMBER          7       SOLE VOTING POWER

          OF SHARES               384,000 shs. (including 120,000 shares
                                  underlying options)
          BENEFICIALLY
                         --------------------------------------------------
          OWNED BY        8       SHARED VOTING POWER

          EACH                    N/A

          REPORTING      --------------------------------------------------
                          9       SOLE DISPOSITIVE POWER
          PERSON
                                  384,000 shs. (including 120,000 shares
          WITH                    underlying options)

                         --------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                  N/A

          -----------------------------------------------------------------
          11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON

                         384,000 shs. (including 120,000 shares underlying options)

          -----------------------------------------------------------------
          12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                        [ ]

          -----------------------------------------------------------------
          13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         8.9%

          -----------------------------------------------------------------
          14     TYPE OF REPORTING PERSON*

                         IN

          -----------------------------------------------------------------

          ITEM 1.   SECURITY AND ISSUER
                    -------------------

               The class of equity securities to which this initial filing relates is the common stock, $.10 par value per share (the "Common Stock"), of American Electromedics Corp., a Delaware corporation (the "Company"). The Company has its principal executive offices at 13 Columbia Drive, Suite 18, Amherst, New Hampshire 03031.


          ITEM 2.   IDENTITY AND BACKGROUND
                    -----------------------

               (a)  The person filing this statement is Thomas A. Slamecka.

               (b) Mr. Slamecka's address is 305 Mossy Pointe, Duluth, Georgia 30155.

               (c) Mr. Slamecka's principal occupation is as Chairman of the Board of the Company.

               (d) During the last five years Mr. Slamecka has not been convicted in a criminal proceeding.

               (e) During the last five years Mr. Slamecka was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction.

               (f)  Mr. Slamecka is a United States citizen.


          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
                    -------------------------------------------------

                    Personal funds were used in connection with the purchase of 200,000 shares of Common Stock noted in Item 4 below.


          ITEM 4.   PURPOSE OF TRANSACTION
                    ----------------------

                    On November 26, 1997, Mr. Slamecka purchased 200,000 shares of Common Stock as part of a private placement by the Company (the "Private Placement") pursuant to a Common Stock Purchase Agreement, dated as of October 27, 1997, between Mr. Slamecka and the Company. The Private Placement closed on November 26, 1997.

                    As of November 3, 1997, Mr. Slamecka converted $60,000 principal amount of 14% Convertible Debentures into 60,000 shares of Common Stock.

                    Mr. Slamecka and the Company entered into an Employment Agreement, dated as of February 5, 1997 (the "Employment Agreement") whereby the Company granted to Mr. Slamecka stock options to purchase 300,000 shares at an exercise price of $3.00 per share, of which options for 30,000 shares vested immediately and the options for the balance of 270,000 shares are to vest at the rate of 7,500 shares per month. Mr. Slamecka holds presently exercisable options to purchase 120,000 shares of Common Stock under the Employment Agreement (including options presently excersisable for 105,000 shares and options for 15,000 shares vesting over the next 60 days). In addition, under the Employment Agreement the Company agreed to issue to Mr. Slamecka 100,000 shares (the "Bonus Shares") of the Company's Common Stock, as presently constituted, in the event that the closing price of the Company's Common Stock as reported on the NASDAC OTC Bulletin Board or other national market quotation system or exchange where the Common Stock is then traded (the "Trading Price") equals or exceeds $60.00 per share for a period of twenty (20) consecutive trading days during the term of the Employment Agreement.

                    Except as set forth above, Mr. Slamecka has no plans or proposals to engage in any transactions specified in paragraphs
          (a) through (j) of this Item; although he may consider one or more such transactions in the future depending upon factors then existing, such as the market for the Company' Common Stock and the Company's then prospects.


          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
                    ------------------------------------

               (a) Mr. Slamecka is the direct beneficial owner of 384,000 shares of Common Stock, which amount includes presently exercisable options to purchase 120,000 shares of Common Stock and represents 8.9% of the Common Stock outstanding.

               (b) Mr. Slamecka has sole voting power for the 264,000 shares of Common Stock listed in Item 5(a) and has sole dispositive power as to such 264,000 shares of Common Stock.

               (c) On November 3, 1997, Mr. Slamecka converted a 14% Convertible Subordinated Debenture, due October 31, 1999, of the Company in the principal amount of $60,000 into 60,000 shares of Common Stock. On November 26, 1997, Mr. Slamecka purchased 200,000 shares of the Company's Common Stock in a private placement.

               (d)  Not applicable.

               (e)  Not applicable.


          ITEM 6.   CONTRACTS, ARRANGEMENTS AND UNDERSTANDINGS
                    ------------------------------------------

                    See Item 4.


          ITEM 7.   MATERIAL FILED AS EXHIBITS
                    --------------------------

                         N/A

                                      SIGNATURES
                                      ----------


               After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in the statement is true, complete and correct.


          Date:  December 7, 1997

                                              /s/ Thomas A. Slamecka
                                             ------------------------------
                                                   Thomas A. Slamecka